UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 333-128718-15

Genworth Global Funding Trust 2007-3
(By Genworth Life and Annuity Insurance Company, as depositor)
(Exact name of registrant as specified in its charter)

Genworth Global Funding Trust 2007-3
(c/o Genworth Life and Annuity Insurance Company, as depositor)
6610 West Broad Street
Richmond, Virginia 23230
(804) 281-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fixed Rate Secured Medium-Term Notes Due 2027 of
Genworth Global Funding Trust 2007-3
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3	(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3	(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3	(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3	(b)(2)(ii)	☐
		Rule 15d-6		☒

Approximate number of holders of record as of the certification or notice date: 15

Pursuant to the requirements of the Securities Exchange Act of 1934, Genworth Global Funding Trust 2007-3 (by Genworth Life and Annuity Insurance Company, as depositor) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 27, 2008	By:	/s/ Heather C. Harker